Exhibit 99.4

Emera Reports 2023 Fourth Quarter and Annual Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2023 fourth quarter and annual financial results.

Highlights

•

Quarterly adjusted earnings per share (“EPS”)[1] of $0.63 decreased $0.30 compared to $0.93 in Q4 2022, with $0.17 of the decrease attributable to the recognition of a litigation award received in Q4 2022. Excluding the impact of the litigation award, quarterly adjusted EPS[1] decreased $0.13 or 17% to $0.63 compared to $0.76 in Q4 2022. Quarterly reported EPS decreased $0.76 to $1.04 in Q4 2023 compared to $1.80 in Q4 2022 primarily due to higher after-tax mark-to-market (“MTM”) gains in 2022.

•

For the year, adjusted EPS[1] of $2.96 decreased $0.24 compared to $3.20 in 2022. Excluding the impact of the litigation award recognized in the Q4 2022, adjusted EPS[1] decreased $0.07 or 2% to $2.96 compared to $3.03 in 2022. Annual reported EPS of $3.57 was consistent with 2022 annual reported EPS of $3.56

•	Operating cash flow before changes in working capital increased by 104% to $2.3 billion compared to $1.1 billion in 2022 due to the recovery of 2022 fuel and storm costs in 2023.

•

$2.9 billion planned rate base investment in 2023 was successfully executed, including many reliability focused investments and cleaner energy projects like an additional 230 MWs of solar in Florida bringing Tampa Electric’s total solar capacity to 1,255 MWs; the highest per customer in the state.

“Our fourth quarter was more challenging than anticipated, with unfavourable weather and higher interest rates impacting our performance. However, there were positives, including improved cash flow performance in the business this year and the average annual adjusted EPS growth of greater than 5% that we’ve delivered over the past three years.” said Scott Balfour, President and CEO of Emera Inc. “Our strong forward growth profile, driven by customer-focused reliability and cleaner energy investments is expected to drive our 7-8% average annual rate base growth over the next three years.”

Q4 2023 Financial Results

Q4 2023 reported net income was $289 million, or $1.04 per common share, compared with net income of $483 million, or $1.80 per common share, in Q4 2022. Reported net income included a $114 million MTM gain, after-tax, primarily at Emera Energy Services (“EES”), compared to a $307 million gain and a $73 million non-cash impairment charge related to Grand Bahama Power Company (“GBPC”) in Q4 2022.

Q4 2023 adjusted net income1 was $175 million, or $0.63 per common share, compared with $249 million, or $0.93 per common share, in Q4 2022. The decrease was primarily due to the litigation award received in Q4 2022; lower earnings contribution from EES, New Mexico Gas Company (“NMGC”) and Tampa Electric Company (“TEC”); higher Corporate interest expense; and lower Corporate income tax recovery. These were partially offset by higher earnings contribution from Nova Scotia Power Inc. (“NSPI”) and NSP Maritime Link Inc. (“NSPML”); and decreased Corporate operating, maintenance and general expenses (“OM&G”) due to the timing of long-term compensation and related hedges.

Annual Financial Results

2023 reported net income was $978 million, or $3.57 per common share, compared with a reported net income of $945 million, or $3.56 per common share in 2022. 2023 reported net income included a $169 million after-tax MTM gain compared to $175 million after-tax gain in 2022. 2022 reported net income also included the $73 million GBPC impairment charge and $7 million of NSPML unrecoverable costs.

2023 adjusted net income1 was $809 million, or $2.96 per common share, compared with $850 million, or $3.20 per common share in 2022. The decrease in 2023 adjusted net income1 was primarily due to increased Corporate interest expense due to higher rates and increased total debt; the litigation award in Q4 2022; and decreased earnings at EES. These were partially offset by higher earnings at TEC, NMGC, NSPI and NSPML.

The translation impact of the change in foreign exchange (“FX”) rates on foreign denominated earnings increased reported net income by $46 million and increased adjusted net income by $20 million for the year ended December 31, 2023, compared to the same period in 2022. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

(1)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2022 to 2023.

For the	Three months ended	Year ended
millions of Canadian dollars	December 31	December 31
Adjusted net income – 2022 [1,2]	$249	$850

Operating Unit Performance
Increased earnings at NSPI due to new base rates and increased sales volumes, partially offset by higher OM&G, interest expense and depreciation	17	10

Increased income from equity investments at NSPML quarter-over-quarter primarily due to Maritime Link holdback recognized in Q4 2022. Year-over-year also due to the partial reversal in Q3 2023 of the Maritime Link holdback recognized in 2022	4	10

Decreased earnings quarter-over-quarter at TEC due to increased interest expense, depreciation, state and municipal taxes, unfavourable weather, and higher OM&G, partially offset by new base rates and customer growth driving higher sales volumes. Increased earnings year-over-year due to new base rates, the impact of a weaker CAD and customer growth, partially offset by higher interest expense, depreciation, state and municipal taxes and unfavourable weather	(9)	31

Decreased earnings quarter-over-quarter at NMGC primarily due to lower asset optimization revenues and higher OM&G, partially offset by new base rates. Increased earnings year-over-year due to new base rates, partially offset by higher OM&G and interest expense	(11)	12

Decreased earnings at EES due to more favourable market conditions in 2022	(21)	(22)

Corporate
Decreased OM&G, pre-tax, due to timing of long-term compensation and related hedges	13	10

Increased interest expense, pre-tax, due to higher interest rates and higher debt levels	(9)	(51)

Decreased income tax recovery quarter-over-quarter primarily due to the impact of effective state tax rates	(10)	2

Litigation award, after tax and legal costs, in Q4 2022	(45)	(45)

Other Variances	(3)	2

Adjusted net income – 2023 [1,2]	$175	$809

[1]	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.
[2]	Excludes the effect of MTM adjustments, net of tax, 2022 GBPC impairment charge and the impact of the 2022 NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended		Year ended
millions of Canadian dollars (except	December 31		December 31
per share amounts)	2023	2022	2023	2022
Adjusted net income [1,2]
Florida Electric Utility	$115	$124	$627	$596
Canadian Electric Utilities[3]	68	46	247	222
Gas Utilities and Infrastructure	59	72	214	221
Other Electric Utilities[4]	4	8	35	29
Other [5]	(71)	(1)	(314)	(218)

Adjusted net income[1,2]	$175	$249	$809	$850

MTM gain, after-tax[6]	114	307	169	175
Impairment charge	—	(73)	—	(73)
NSPML unrecoverable costs[7]	—	—	—	(7)

Net income attributable to common shareholders	$289	$483	$978	$945

EPS (basic)	$1.04	$1.80	$3.57	$3.56

Adjusted EPS (basic) [1,2]	$0.63	$0.93	$2.96	$3.20

[1]	See “Non-GAAP Financial Measures and Ratios” noted below.
[2]	Excludes the effect of MTM adjustments, GBPC impairment charge and the impact of the NSPML unrecoverable costs.
[3]	Excludes the impact of the NSPML unrecoverable costs.
[4]	Excludes the effect of the GBPC impairment charge and MTM adjustments.
[5]	Excludes the effect of MTM adjustments.
[6]

Net of income tax expense of $44 million for the three months ended December 31, 2023 (2022 – $124 million expense) and $68 million expense for the year ended December 31, 2023 (2022 – $73 million expense).

[7]	After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Consolidated Statements of Income.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q4 2023 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Monday, February 26, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2023 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $39 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com